EXHIBIT 10.1

EXECUTION COPY

CITICORP NORTH AMERICA, INC.
CITIGROUP GLOBAL MARKETS INC.
390 GREENWICH STREET
NEW YORK, NEW YORK 10013

August 15, 2004

LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

Attention:	Michael J. Culotta Chief Financial Officer

Senior Secured Credit Facilities
Commitment Letter

Ladies and Gentlemen:

LifePoint Hospitals, Inc. (“Acquiror” or “you”) has advised Citigroup (as defined below) that Acquiror desires to establish the senior secured credit facilities described herein (the “Facilities”), the proceeds of which will be used to finance the transactions described in Exhibit A hereto (the “Transaction Description”). Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in the Transaction Description.

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A, B and C (collectively, the “Exhibits”, and together with the Fee Letter referred to below, this “Commitment Letter”), Citigroup is pleased to inform Acquiror of Citigroup’s commitment to provide the entire principal amount of the Facilities. It is understood and agreed that any reduction in the cash component of the purchase price for the Acquisition shall be allocated to a reduction of the Facilities as Citigroup and you mutually agree.

For purposes of this Commitment Letter, “Citigroup” or “we” or “us” shall mean Citicorp North America, Inc. and/or any affiliate thereof, including Citigroup Global Markets Inc. (“CGMI”), as Citigroup shall determine to be appropriate to provide the services contemplated herein.

1. Conditions Precedent

The commitment of Citigroup hereunder is subject to:

     (a) Citigroup not having discovered or otherwise become aware of any information not previously disclosed to or publicly available to Citigroup that is inconsistent in a material and adverse manner with Citigroup’s understanding, based on the information provided to or publicly available to Citigroup prior to the date hereof, of the information or projections of Acquiror and its subsidiaries (after giving effect to the Transactions).

     (b) The preparation, execution and delivery of definitive documentation with respect to the Facilities, including credit agreements, security agreements and guarantees incorporating substantially the terms and conditions outlined in this Commitment Letter and otherwise reasonably satisfactory to Citigroup and its counsel (the “Operative Documents”). The Acquisition Agreement shall have been executed and delivered by each of Acquiror, Acquisition Sub and Target in a form that is consistent in all material respects with the last draft supplied to Citigroup prior to the date hereof.

     (c) The absence of any event or occurrence which has resulted in or could reasonably be expected to result in any material adverse change in the business, assets, results of operations or financial condition of Acquiror, its subsidiaries and the Acquired Business, taken as a whole, since December 31, 2003.

     (d) The representations and warranties of the Acquiror set forth in Section 8 hereof, and the representations and warranties set forth in the Operative Documents, shall be true and correct in all material respects as of the Closing Date.

     (e) The payment in full of all fees, expenses and other amounts payable under this Commitment Letter and the Fee Letter.

Please note that the terms and conditions of Citigroup’s commitment hereunder (other than the conditions precedent to closing) are not limited to those set forth in this Commitment Letter and that those matters that are not covered or made clear in this Commitment Letter shall be consistent with those set forth in this Commitment Letter and otherwise shall be customary for financings of this type and shall be subject to mutual agreement of the parties.

2. Commitment Termination

Citigroup’s commitment set forth in this Commitment Letter will terminate on the earlier of March 31, 2005 and the date the Operative Documents become effective; provided that March 31, 2005 shall be subject to extension to the date specified by Section 10.1(g) of the Acquisition Agreement, as in effect on the date hereof, but in no event later than May 31, 2005. Before such date, Citigroup may terminate its commitment hereunder upon the termination of the Acquisition Agreement.

3. Syndication

Citigroup reserves the right, in consultation with you, before or after the execution of the Operative Documents, to syndicate all or a portion of its commitment to one or more other financial institutions reasonably acceptable to Citigroup that will become parties to the Operative Documents pursuant to syndications to be managed by Citigroup (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the “Lenders”). You understand that Citigroup intends to commence syndication efforts with respect to the Facilities promptly and it may elect to appoint one or more agents to assist in such syndication efforts.

Citigroup will act as the sole Lead Arranger, sole Book Runner and Administrative Agent with respect to the Facilities and will manage all aspects of the syndication in consultation with Acquiror, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

You shall take all action that Citigroup may reasonably request to assist it in forming a syndicate acceptable to Citigroup in consultation with you. Your assistance in forming such syndicate shall include but not be limited to: (i) making senior management, representatives and advisors of Acquiror and the Acquired Business available to participate in informational meetings with potential Lenders at such times and places as Citigroup may reasonably request; (ii) using your reasonable efforts to ensure that the syndication effort benefits from Acquiror’s and the Acquired Business’s existing lending relationships; (iii) assisting (including using your reasonable efforts to cause your affiliates and advisors to assist) in the preparation of a confidential information memorandum for the Facilities and other marketing materials to be used in connection with the syndication; (iv) causing Bor-

rower to provide Citigroup with all projections, including updated projections, from time to time reasonably requested by Citigroup from the date of this Commitment Letter through the successful completion of the syndication of the Facilities; and (v) promptly providing Citigroup with all information reasonably deemed necessary by it to successfully complete the syndication.

To ensure an orderly and effective syndication of the Facilities, you agree that, until the termination of the syndication (as determined by Citigroup), you will not and will not permit any of your subsidiaries or the Acquired Business to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of any debt security or commercial bank or other debt facility (including any renewals thereof), without the consent of Citigroup (such consent not to be unreasonably withheld).

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred, without the consent of Citigroup (such consent not to be unreasonably withheld); provided that you shall have the right to appoint one or more financial institutions reasonably acceptable to Citigroup as documentation agent or syndication agent, in each case so long as such financial institution, together with its affiliates, has committed to provide a portion of the Revolving Facility in an amount acceptable to Citigroup. You agree that no Lender will receive any compensation of any kind for its participation in the Facilities, except as expressly provided in the Fee Letter or in the Exhibits.

4. Fees

In addition to the fees described in the Exhibits, you will pay (or cause to be paid) the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between you and Citigroup. The terms of the Fee Letter are an integral part of Citigroup’s commitment hereunder and constitute part of this Commitment Letter for all purposes hereof, and compliance with the terms thereof is a condition precedent to Citigroup’s commitment. Each of the fees described in the Fee Letter and Exhibits B and C shall be nonrefundable when paid.

5. Indemnification

You agree to indemnify and hold harmless Citigroup, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Person”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with, any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter or the Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facilities, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you, Acquisition Sub, Borrower, the seller of the Acquired Business, any of your or their respective securityholders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you, Acquisition Sub, Borrower, the Acquired Business or any of your or their securityholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. In no event, however shall any Indemnified Party be liable for any spe-

cial, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

6. Costs and Expenses

You shall pay or reimburse Citigroup upon receipt of a reasonably detailed invoice for all reasonable costs and expenses incurred by Citigroup (whether incurred before or after the date hereof) in connection with the Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel, regardless of whether any of the transactions contemplated hereby are consummated. You further agree to pay all costs and expenses of Citigroup (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

7. Confidentiality

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than the officers, directors, employees, accountants, attorneys and other advisors of Acquiror and Acquisition Sub, and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter to Citigroup as provided below, (i) you may disclose this Commitment Letter (and a version of the Fee Letter redacted in a manner satisfactory to Citigroup) to the Acquired Business and its officers, directors, employees, accountants, attorneys and other advisors on a confidential and “need to know” basis in connection with the Acquisition, (ii) you may file a copy of this Commitment Letter (other than the Fee Letter) in any public record in which it is required by law to be filed and (iii) you may make such other public disclosures of the terms and conditions hereof or thereof as you are required by law, in the opinion of your counsel, to make.

8. Representations and Warranties

You represent and warrant that (i) all information (other than financial projections) that has been or will hereafter be made available to Citigroup, any Lender or any potential Lender by or on behalf of you, Acquisition Sub, or any of your representatives (and, to the best of your knowledge, all information (other than financial projections) that has been or will hereafter be made available to Citigroup, any Lender or any potential Lender by or on behalf of the Acquired Business or any of their representatives) in connection with the transactions contemplated hereby taken as a whole is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you, Acquisition Sub or any of your representatives (and, to the best of your knowledge, all financial projections that have been or will be prepared by or on behalf of the Acquired Business or any of their representatives) and made available to Citigroup, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time the related financial projections are made available to Citigroup (it being understood that projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance is or can be given that any projections will be realized). If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Facilities, including the syndications of the Facilities, Citigroup will be entitled to use, and to rely on the accuracy of, the information furnished to it by or on behalf of you, Acquisition Sub, the Acquired Business or any of your or their respective representatives without responsibility for independent verification thereof.

9. No Third Party Reliance; Sharing Information

The agreements of Citigroup hereunder and of any Lender that issues a commitment to provide financing under the Facilities are made solely for the benefit of Acquiror and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that Citigroup may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your interests. Consistent with Citigroup’s policy to hold in confidence the affairs of its clients, Citigroup will not furnish confidential information obtained from you or your affiliates to any of its other clients. Furthermore, Citigroup will not use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by Citigroup from any other person.

10. Assignments

Acquiror may not assign this Commitment Letter or Citigroup’s commitment hereunder without Citigroup’s prior written consent, and any attempted assignment without such consent shall be void.

11. Amendments

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

12. Governing Law, Etc.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. This Commitment Letter sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 5 through 8, 12 and 13 shall survive the termination of Citigroup’s commitment hereunder. You acknowledge that information and documents relating to the Facilities may be transmitted through Intralinks, the internet or similar electronic transmission systems.

13. Waiver of Jury Trial, Etc.

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

With respect to all matters relating to this Commitment Letter, the Term Sheets and the Fee Letter, you hereby irrevocably (i) submit to the non-exclusive jurisdiction of any New York State or Federal court sitting in the State of New York, County of New York, and any appellate court from any thereof, (ii) agree that all claims related hereto may be heard and determined in such courts, (iii) waive, to the fullest extent you may effectively do so, the defense of an inconvenient forum, (iv) agree that a final judgment of such courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (v) waive any immunity (sovereign or otherwise) from jurisdiction of any court or from any legal process or setoff to which you or your properties or assets may be entitled and (vi) consent to the service of any and all process with respect to all matters relating to this Commitment Letter by the mailing of copies of such process to CT Corporation System, 111 8th Avenue, New York, New York 10011, or in any other manner permitted by law.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Richard Zogheb, Managing Director, Citigroup Global Markets Inc., 390 Greenwich Street, New York, New York 10013 (facsimile: (212) 723-8958) at or before 5:00 p.m. (New York City time) on August 18, 2004, the time at which the commitment of Citigroup set forth above (if not so accepted prior thereto) will terminate.

[Signature Page Follows]

If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours, CITICORP NORTH AMERICA, INC.,
By:	/s/ Richard C. Zogheb
	Name:	Richard C. Zogheb
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.,
By:	/s/ Richard C. Zogheb
	Name:	Richard C. Zogheb
	Title:	Managing Director

Accepted and agreed to as of the date first written above:

LIFEPOINT HOSPITALS, INC.
By:	/s/ Michael J. Culotta
Name: Michael J. Culotta
Title: Chief Financial Officer

CONFIDENTIAL	EXHIBIT A

Transaction Description

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter relating to this Transaction Description. The following transactions, including the Acquisition and the Merger, are referred to herein as the “Transactions”.

1.	LifePoint Hospitals, Inc. (“Acquiror”) will combine with Province Healthcare Company (“Target” and, together with its subsidiaries, the “Acquired Business”) pursuant to an Agreement and Plan of Merger (together with all exhibits and disclosure schedules thereto, the “Acquisition Agreement”). The Acquisition Agreement will provide for three alternative structures, but in no case will the cash consideration (including with respect to employee stock options) exceed $622.2 million (the “Acquisition”):

     A. Acquiror will form a new majority-owned Delaware corporation (“Holdco”). Holdco will form two new wholly owned Delaware corporations (“Acquisition Sub 1” and “Acquisition Sub 2” and, collectively with Holdco, “Acquisition Sub”). Acquisition Sub 1 shall be merged with and into Target, whereupon the separate existence of Acquisition Sub 1 shall cease and Target shall be the surviving corporation and a wholly owned subsidiary of Holdco, and all outstanding shares of common stock of Target (and common stock-equivalents) will be converted into the right to receive consideration comprised of cash and common stock of Holdco (other than options, which will be converted into the right to receive cash consideration). Acquisition Sub 2 shall be merged with and into Acquiror, whereupon the separate existence of Acquisition Sub 2 shall cease and Acquiror shall be the surviving corporation and a wholly owned subsidiary of Holdco, and all outstanding shares of common stock of Acquiror (and common stock-equivalents) will be converted into the right to receive consideration comprised of common stock (or common stock-equivalents) of Holdco (collectively, the foregoing is referred to as the “Double Merger Structure”). After consummation of the Double Merger Structure, Holdco shall thereafter be deemed to be “Acquiror” for purposes hereof.

     B. As provided in the Acquisition Agreement, if certain conditions to consummation of the Double Merger Structure cannot be met, the parties will implement the following structure: (i) Target shall be merged with and into Holdco (or another entity formed by Acquiror to effect such transaction) (any such entity, “Acquisition Sub”), whereupon the separate existence of Target shall cease and Acquisition Sub shall be the surviving corporation and a wholly owned subsidiary of Acquiror and (ii) all outstanding shares of common stock of Target (and common stock-equivalents) will be converted into the right to receive consideration comprised of cash and common stock of Acquiror (other than options, which will be converted into the right to receive cash consideration) (collectively, the foregoing is referred to as the “Forward Subsidiary Merger Structure”).

     C. As provided in the Acquisition Agreement, if certain conditions to consummation of the Double Merger Structure and the Forward Subsidiary Merger Structure cannot be met, the parties will implement the following structure: (i) Holdco (or another entity formed by Acquiror to effect such transaction) (any such entity, “Acquisition Sub”) shall be merged with and into Target, whereupon the separate existence of Acquisition Sub shall cease and Target shall be the surviving corporation and a wholly owned subsidiary of Acquiror and (ii) all outstanding shares of common stock of Target (and common stock-equivalents) will be converted into the right to receive consideration comprised of cash and common stock of Acquiror (other than options, which will be converted into the right to receive cash consideration) (collectively, the foregoing is referred to as the “Reverse Subsidiary Merger Structure”.

A-1-

2.	Borrower will obtain new senior secured credit facilities in an aggregate principal amount of up to $1,725.0 million (the “Facilities”).

3.	In connection with the Acquisition, approximately $30.0 million of indebtedness of Acquiror and its subsidiaries will be repaid and all outstanding commitments under their existing credit agreement and other lines of credit will be terminated.

4.	Prior to the Acquisition, but subject to the satisfaction of all conditions to the closing of the Acquisition, Target (or Acquiror or its affiliate on behalf of Target) will commence

     (a) a cash tender offer and related consent solicitation (the “Target 2013 Notes Offer”) for any and all of Target’s 7-1/2% Senior Subordinated Notes due 2013 (the “Target 2013 Notes”), and

     (b) a cash tender offer and related consent solicitation (the “Target 2008 Notes Offer” and, together with the Target 2013 Notes Offer, the “Target Notes Offers”) for any and all of Target’s 4-1/4% Convertible Subordinated Notes due 2008 (the “Target 2008 Notes” and, together with the Target 2013 Notes, the “Target Notes”), in each case, at a purchase price that is not less than the corresponding amounts assumed as part of costs and expenses in Annex I hereto or otherwise as is substantially likely to result in satisfaction of the conditions in paragraph 2 of Exhibit C hereto and as determined after consultation with Acquiror. Pursuant to the Target 2013 Notes Offer, tendering holders of Target 2013 Notes will be required to consent to modifications of the indenture governing the Target 2013 Notes that will eliminate all significant restrictive covenants, including the obligation to make a change of control offer for the Target 2013 Notes. Such amendments will become effective immediately prior to consummation of the Acquisition.

     In addition, in connection with the Acquisition, approximately $151.4 million of indebtedness of the Acquired Business (other than the Target 2013 Notes and Target 2008 Notes, but including Target’s 4-1/2% Convertible Subordinated Notes due 2005) will be repaid or irrevocably called for redemption with funds deposited, and all outstanding commitments under Target’s existing credit agreement and other lines of credit will be terminated. Notwithstanding the foregoing, in the event there is an insufficient principal amount of Target 2013 Notes tendered to satisfy the conditions set forth in paragraph 2 of Exhibit C hereto, Target shall defease the Target 2013 Notes as of the Closing Date pursuant to the “covenant defeasance” provisions of the indenture governing the Target 2013 Notes.

     Notwithstanding anything herein to the contrary, in no event will the successful consummation of the Target 2008 Notes Offer or a redemption or other repayment of the Target 2008 Notes be a condition to Citigroup’s commitment under the Commitment Letter or a condition precedent to the initial borrowing under the Credit Agreement.

5.	Costs and expenses incurred in connection with the foregoing transactions will be paid in an amount not to exceed the amounts included in Annex I hereto (subject to variation based on actual tender, redemption or defeasance costs relating to debt to be repaid) (the “Transaction Costs”).

6.	After giving effect to the Acquisition, 100% of the outstanding capital stock of Acquiror will be publicly traded and, if Acquiror is not Borrower, all of the outstanding capital stock of Borrower will be held by Acquiror and all of the outstanding capital stock of Target (or its successor) shall be held by Acquiror.

A-2

7.	The estimated sources and uses of the funds necessary to consummate the Acquisition and the other Transactions are set forth on Annex I hereto (the “Sources and Uses of Funds”).

A-3

ANNEX I
to Transaction Description

Sources and Uses of Funds
($ in millions)

Sources		Uses

Term Loan Facility	$1,325.0	Cash Purchase Price for Acquired Business	$565.3

Initial Drawing on	0	Equity Issued to Target Shareholders[2]	565.3
Revolving Facility[1]

Equity Issued to	565.3	Indebtedness to be Repaid[3]	553.9
Target Shareholders
		Transaction costs (including tender premiums)	104.3

		Severance costs and options	96.2

		Excess cash	5.3

TOTAL SOURCES	$1,890.3	TOTAL USES	$1,890.3

[1]	Total commitments of $400.0 million at closing.

[2]	Based upon assumed price per share of $22.75.

[3]	Assumes (1) 100% of Target 2008 Notes and Target 2013 Notes are validly tendered and purchased pursuant to the Target Notes Offers, and (2) all other indebtedness of Acquiror and Acquired Business is repaid or redeemed or irrevocably called for redemption with funds deposited, other than Acquiror’s 4-1/2% Convertible Subordinated Notes due 2009 (the “Acquiror Notes”) and certain limited other indebtedness in respect of capital lease obligations or as otherwise agreed.

A-I-1

CONFIDENTIAL	EXHIBIT B

Senior Secured Credit Facilities
Summary of Principal Terms and Conditions

All capitalized terms used herein but not defined herein shall have the meanings provided in the Transaction Description relating to this Summary of Principal Terms and Conditions.

Co-Borrowers:	If the Double Merger Structure is consummated, Holdco, Acquisition Sub 1 and Acquisition Sub 2 shall be co-borrowers (individually or collectively, “Borrower”). If the Forward Subsidiary Merger Structure or the Reverse Subsidiary Merger Structure is consummated, Acquisition Sub and Acquiror shall be co-borrowers (individually or collectively, “Borrower”). Citigroup shall be entitled, in its discretion, to add additional co-borrowers that would otherwise be Guarantors.

Acquisition:	As described in the Transaction Description.

Administrative Agent:	Citicorp North America, Inc. (in its capacity as Administrative Agent, the “Agent”).

Sole Lead Arranger and Sole Book-Runner:	Citigroup Global Markets Inc. (“CGMI” or the “Lead Arranger”).

Senior Lenders:	A syndicate of financial institutions arranged by CGMI (the “Lenders”).

Senior Secured Credit Facilities:	(A)	A Senior Term Loan “B” Facility in an aggregate principal amount of $1,325.0 million (the “Term Facility”). The Term Facility will be subject to reduction as set forth below under “Purpose and Availability”.

	(B)	A Senior Revolving Credit Facility in an aggregate principal amount of $400.0 million (the “Revolving Facility” and, together with the Term Facility, the “Facilities”).

Purpose and Availability:	(A)	Term Facility

The full amount of the Term Facility must be drawn in a single drawing on the date on which the Acquisition is consummated (the “Closing Date”) and applied to consummate the Acquisition and the other Transactions as set forth in the Transaction Description; provided, however, that a portion of the Term Facility shall remain available following the Closing Date on the limited basis described in the following sentence. Notwithstanding the foregoing, (1) the Term Facility shall not be available on the Closing Date in an amount equal to the principal amount of Target Notes (plus the associated premium offered therefor assumed as part of costs and expenses in Annex I hereto as part of the Target Notes Offers) not validly tendered and accepted for purchase pursuant to the Target Notes

Offers (or effectively redeemed or defeased) on the Closing Date (the “Reduction Amount”), (2) to the extent that no change of control offer is required to be made following the Closing Date under the indentures governing the Target Notes (as modified by the consent solicitations that are a part of the Target Notes Offers) (as so modified, the “Target Notes Indentures”), the portion of the Reduction Amount (including related premium) attributable to such principal amount of Target Notes which are not subject to a change of control offer following the Closing Date shall cease to be available under the Term Facility on the Closing Date, and (3) to the extent that a change of control offer is required to be made following the Closing Date under the Target Notes Indentures, only that portion of the Reduction Amount equal to the principal amount of such Target Notes as may be subject to a change of control offer following the Closing Date shall remain available following the Closing Date and will be solely available on the date of expiration of the applicable change of control offer(s) for the purpose of purchasing all Target Notes validly tendered pursuant thereto. Any remaining unutilized amount of the Term Facility shall thereafter cease to be available. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

The Operative Documents will permit Borrower to incur up to an amount to be agreed of additional term loans under the Term Facility (or under a new tranche thereof) having the same guarantee as, and secured on a pari passu basis by the same collateral securing, the Facilities (the “Additional Term Loans”); provided that (i) n default or event of default shall exist or would exist after giving effect thereto, (ii) all financial covenants would be satisfied on a pro forma basis on such date and for the most recent fiscal quarter for which financial statements have been delivered in accordance with the Operative Documents after giving effect to the incurrence of such Additional Term Loans and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions after the beginning of the relevant calculation period but prior to or simultaneous with the borrowing of such Additional Term Loans, (iii) the maturity date of the Additional Term Loans shall not be prior to the scheduled maturity date of any of the Facilities, and the weighted average life to maturity shall be no less than that of the Term Facility, (iv) if any interest rate or applicable margin for any Additional Term Loan results in a rate higher than that applicable to the Term Facility, then the Applicable Margin with respect to the Term Facility shall be automatically increased to result in the same or higher applicable rate, and (v) the terms and documentation thereof shall otherwise be satisfactory to the Agent and the Lead Arranger. The Operative Documents shall be amended to give effect to the Additional Term Loans by documentation executed by the Lender or Lenders making the commitments with respect to the Additional Term Loans, the Agent, Borrower and the Guarantors.

(B) Revolving Facility

The proceeds of loans under the Revolving Facility will be used by Borrower for general corporate purposes. Loans under the Revolving Facility will be available on and after the Closing Date and at any time before the final maturity of the Revolving Facility, in minimum principal amounts to be agreed; provided, however, that (1) loans may be drawn under the Revolving Facility on the Closing Date only to the extent set forth in the Sources and Uses of Funds or otherwise as agreed to by CGMI and (2) unless cash on hand and undrawn and available commitments under the Revolving Facility together exceed an amount to be agreed on a pro forma basis, no drawings under the Revolving Facility will be available to fund the redemption of the Acquiror Notes. Amounts repaid under the Revolving Facility may be reborrowed.

A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for the issuance of letters of credit (the “Letters of Credit”) by Lenders to be agreed upon (collectively in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Termination Date (as defined below); provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) within one business day. To the extent that Borrower does not so reimburse the Issuing Lender within one business day, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for swingline loans (the “Swingline Loans”) from one or more Lenders to be agreed upon (collectively in such capacity, the “Swingline Lender”) on same-day notice. Any such Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swingline Loan.

Final Maturity and Amortization:	(A) Term Facility

The Term Facility will mature on the date that is seven years after the Closing Date, and will amortize in quarterly installments over such period in an amount equal to 1% per annum for the first six years with the balance in year seven in four equal payments.

(B) Revolving Facility

The Revolving Facility will mature on the date that is five years after the Closing Date (the “Revolving Termination Date”).

Interest Rates and Fees:	As set forth on Annex I hereto and in the Fee Letter.

Guarantors:	Acquiror and each of Borrower’s direct and indirect domestic subsidiaries (in each case to the extent such entity is not the borrower thereof) existing on the Closing Date or thereafter created or acquired (other than certain subsidiaries to be mutually agreed and other than non-wholly-owned subsidiaries) shall unconditionally guarantee, on a joint and several basis, all obligations of Borrower under the Facilities and (to the extent relating to the Loans) under each interest rate protection agreement entered into with a Lender or an affiliate of a Lender. Each guarantor of any of the Facilities is herein referred to as a “Guarantor” and its guarantee is referred to herein as a “Guarantee”; Borrower and the Guarantors are herein referred to as the “Credit Parties.”

Collateral:	The Facilities, the Guarantees and (to the extent relating to the Loans) the obligations of Borrower under each interest rate protection agreement entered into with a Lender or any affiliate of a Lender will be secured by a perfected lien on, and pledge of, all of the capital stock and intercompany notes of Borrower and each of the direct and indirect subsidiaries of Borrower existing on the Closing Date or thereafter created or acquired, other than subsidiaries as mutually agreed by the Agent in its sole discretion and other than capital stock of non-wholly-owned subsidiaries (to the extent not owned by Borrower and its subsidiaries), and except that with respect to non-U.S. subsidiaries such lien and pledge shall be limited to 65% of the capital stock of “first-tier” non-U.S. subsidiaries (collectively, the “Collateral”).

All such security interests will be created pursuant to documentation reasonably satisfactory in all respects to the Agent, and on the Closing Date, such security interests shall have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Agent shall have been made) and the Agent shall have received reasonably satisfactory evidence as to the enforceability and priority thereof.

Optional Prepayments and Reductions in Commitments:	Optional prepayments of borrowings under the Facilities, and optional reductions of the unutilized portion of the Revolving Facility commitments, will be permitted at any time, in minimum principal amounts to be agreed, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments:	Subject to the next paragraph, Loans under the Facilities shall be prepaid with (a) 50% of Excess Cash Flow (to be defined and to exclude an annual basket for acquisitions and an annual basket for capital expenditures in amounts to be agreed), such 50% reducing to zero for any fiscal year for which the Senior Leverage Ratio (to be defined as all indebtedness of Acquiror and its subsidiaries other than subordinated indebtedness and indebtedness solely of Acquiror) is less than 2.0:1.0, (b) 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by Acquiror and its subsidiaries (including issuances of equity by subsidiaries of Acquiror, insurance and condemnation proceeds in excess of an agreed amount), subject to the right of Acquiror to reinvest or deposit in trust for reinvestment, in each case within periods to be agreed, and subject to limited exceptions to be agreed (including an annual exception to be agreed), (c) 100% of the net proceeds of issuances of debt obligations of Acquiror and its subsidiaries, and (d) 50% of the net proceeds of issuances of equity of Acquiror, such 50% reducing to zero if the Senior Leverage Ratio is less than 2.0:1.0, in each case subject to limited exceptions to be agreed.

Application of Prepayments:	All optional prepayments applicable to the Term Facilities shall be applied as elected by Borrower and, subject to the provisions of “Special Application Provisions” below, all mandatory prepayments applicable to the Term Facility shall be applied pro rata to the remaining amortization payments thereunder.

Amounts prepaid in respect of the Term Loans may not be reborrowed. When there are no longer outstanding loans under the Term Facilities, mandatory prepayments will be applied to permanently reduce commitments under the Revolving Facility (with corresponding prepayments of outstanding obligations under the Revolving Facility, if necessary).

The above-described mandatory prepayments shall be applied first, to the scheduled installments of principal due within 12 months of the prepayment in chronological order and then pro rata to the remaining amortization payments under the Term Loan Facility.

Special Application Provisions:	Each holder of Term Loans shall have the right to refuse any mandatory prepayments allocable to its Term Loans, and the amounts so refused may be retained by Borrower.

Representations and Warranties:	Usual for facilities and transactions of this type, including, without limitation:

	1.	Corporate status and authority.

	2.	Execution, delivery, and performance of loan documents do not violate law or other agreements.

	3.	No government or regulatory approvals required, other than approvals in effect.

	4.	No litigation which would have a material adverse effect on the business, assets, results of operations, or financial condition of Acquiror, its subsidiaries and the Acquired Business, taken as a whole, or which would affect the legality, validity and enforceability of the loan documents.

	5.	No material adverse change in the business, assets, results of operations, or financial condition of Borrower and its subsidiaries and the Acquired Business, taken as a whole, since December 31, 2003.

	6.	Accuracy in all material respects of financial statements and other information.

	7.	Material compliance with laws and regulations, including health and safety, ERISA, margin regulations and environmental laws and regulations; possession of all necessary licenses, permits, franchises and certificates (other than immaterial licenses, permits, franchises and certificates) and rights to participate in Medicare, Medicaid and material third party payor programs; and possession of all material accreditation.

	8.	Legality, validity, binding effect and enforceability of the loan documents.

	9.	Inapplicability of the Investment Company Act and Public Utility Holding Company Act.

	10.	Solvency.

	11.	Payment of taxes.

	12.	Validity, priority and perfection of security interests in collateral.

Conditions Precedent to Initial Borrowing:	Those specified in the Summary of Additional Conditions Precedent as described in Exhibit C.

Conditions Precedent to Each Borrowing:	Conditions precedent to each borrowing or issuance under the Facilities will be customary documentary requirements and (1) the absence of any continuing default or event of default an (2) the accuracy of all representations and warranties.

Affirmative Covenants:	Usual for facilities and transactions of this type (to be applicable to Acquiror and Acquiror’s subsidiaries), including, without limitation, and subject, in each case, to customary exceptions to be agreed:

	1.	Preservation of corporate existence.

	2.	Material compliance with laws (including health and safety, ERISA and environmental laws).

	3.	Payment of taxes.

	4.	Payment and/or performance of obligations.

	5.	Delivery of audited annual consolidated financial statements and unaudited quarterly consolidated financial statements.

	6.	Other reporting requirements and notices of default and litigation.

	7.	Maintenance of books and records.

	8.	Maintenance of properties.

	9.	Maintenance of insurance with customary self-insurance.

	10.	Use of proceeds.

	11.	Further assurances.

Negative Covenants:	Usual for facilities and transactions of this type (to be applicable to Acquiror and Acquiror’s subsidiaries), including, without limitation, subject in each case to customary exceptions to be agreed:

	1.	Limitations on liens.

	2.	Limitations on debt (including debt incurred by direct or indirect subsidiaries and obligations in respect of foreign currency exchange and other hedging arrangements).

	3.	Limitations on dividends, redemptions and repurchases with respect to capital stock.

	4.	Limitations on prepayments, redemptions and repurchases of debt (other than loans under the Facilities), including limitations on prepayments or repurchases of Acquiror Notes with unsubordinated debt unless the Senior Leverage Ratio is less than 3.5:1.0 or unless financed with Borrower’s portion of Excess Cash Flow.

	5.	Limitations on loans and investments (exceptions to include 10% of total assets).

	6.	Limitations on capital expenditures (with annual amounts to be agreed).

	7.	Limitations on mergers, consolidations, acquisitions, asset dispositions and sale/leaseback transactions (with annual amounts to be agreed).

	8.	Limitations on transactions with affiliates.

	9.	Limitations on changes in business conducted by Borrower and its subsidiaries.

	10.	Limitations on amendment of debt and other material agreements.

	11.	Limitations on restrictions on distributions from subsidiaries.

	12.	Limitations on the issuance and sale of capital stock of subsidiaries. Acquiror shall engage in no activities other than (1) continuing to own all of the capital stock of Borrower and (2) certain activities reasonably incidental thereto.

Selected Financial Covenants:	Each of the following (in each case with definitions and levels to be agreed) to be tested on the Closing Date and quarterly thereafter:

	1.	A maximum ratio (the “Total Leverage Ratio”) of Total Debt (to be defined) of Acquiror and its subsidiaries to trailing four quarter EBITDA (to be defined and to include one-time addbacks to be agreed for adjustments related to the Acquisition) of Acquiror and its subsidiaries with stepdowns to be agreed.

	2.	A minimum ratio of trailing four quarter EBITDA of Acquiror and its subsidiaries to cash interest expense of Acquiror and its subsidiaries for the same period with stepups to be agreed.

Interest Rate Management:	An amount to be determined of the total debt capitalization of Acquiror and its subsidiaries must be hedged on terms and for a period of time satisfactory to the Agent with a counterparty acceptable to the Agent.

Events of Default:	Usual for facilities and transactions of this type (to be applicable to Acquiror and Acquiror’s subsidiaries), including, without limitation:

	1.	Failure to pay principal or, after cure period, interest or any other amount when due.

	2.	Representations or warranties materially incorrect when given.

	3.	Failure to comply with covenants (with notice and cure periods as applicable).

	4.	Cross-default and cross-acceleration to debt aggregating an amount to be agreed or more.

	5.	Unsatisfied judgment or order in excess of an amount to be agreed individually or in the aggregate.

	6.	Bankruptcy or insolvency.

	7.	ERISA events.

	8.	Change of control (to be defined).

	9.	Actual or asserted invalidity of any material collateral or Guarantee or other Operative Document.

Voting:	Amendments and waivers of the Operative Documents will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Facilities, except that in certain circumstances the consent of a greater percentage (or of all) the Lenders (or a class thereof) may be required.

Assignment and Participation:	The Lenders will have the right to assign loans and commitments to their affiliates and to other Lenders or to any Federal Reserve Bank without restriction or to other financial institutions, with the consent, not to be unreasonably withheld, of the Agent and (in the case of the Revolving Facility only) Borrower (except that no such consent of Borrower need be obtained in connection with the primary syndication or if any default then exists). Minimum aggregate assignment level (except to other Lenders) of $5,000,000 ($1,000,000 for the Term Facility) and increments of $1,000,000 in excess thereof. The parties to the assignment (other than Borrower) shall pay to the Agent an administrative fee of $3,500.

Each Lender will have the right to sell participations in its rights and obligations under the loan documents, subject to customary restrictions on the participants’ voting rights.

Yield Protection, Taxes and Other Deductions:	The loan documents will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of funding, funding losses, reserve and capital adequacy requirements.

All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office).

Expenses:	Customary provisions regarding expense reimbursement by Borrower.

Governing Law and Forum:	New York.

Counsel to Citigroup:	Cahill Gordon & Reindel LLP.

ANNEX I
TO EXHIBIT B

Senior Secured Credit Facilities
Interest Rates and Fees

Interest Rates:	Borrower will be entitled to make borrowings based on ABR plus the Applicable Margin or LIBOR plus the Applicable Margin. The “Applicable Margin” shall be for (A) LIBOR Loans under the Term Facility, 2.25% per annum, and (B) ABR Loans under the Term Facility, 1.25% per annum. The Applicable Margin for the Revolving Facility shall be determined in accordance with the grid set forth below based on the Total Leverage Ratio as of the last day of the most recent fiscal quarter for which financial statements have been delivered in accordance with the Operative Documents.

>=4.0:1.0	2.25%
>=3.5:1.0 and <4.0:1.0	2.00%
>=3.0:1.0 and <3.5:1.0	1.75%
>=2.0:1 and <2.0:1.0	1.50%
<2.0:1.0	1.25%

Borrower may elect interest periods of 1, 2, 3 or 6 months (or if available to all Lenders, 9 or 12 months) for LIBOR borrowings.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans, except where ABR is determined pursuant to clause (iii) of the definition thereof).

Interest will be payable in arrears (a) for loans accruing interest at a rate based on LIBOR, at the end of each interest period (or every 90 days for interest periods greater than 90 days) and on the applicable maturity date, (b) for loans accruing interest based on the ABR, quarterly in arrears and on the applicable maturity date.

“ABR” means the highest of (i) Citibank, N.A.’s base rate; (ii) the three-month certificate of deposit rate plus 1/2 of 1%, and (iii) the Federal Funds Effective Rate plus 1/2 of 1%. LIBOR will at all times include statutory reserves.

B-I-1

Default Rate:	The applicable interest rate plus 2% per annum payable upon demand.

Commitment Fees:	A per annum commitment fee on the undrawn portion of the commitments in respect of the Facilities shall accrue from the date of execution and delivery of the Operative Documents at a rate per annum equal to 0.50% (or 0.375% per annum at any time that the Total Leverage Ratio for the most recent fiscal quarter for which financial statements have been delivered in accordance with the Operative Documents is less than 3.5:1.0), in each case payable quarterly in arrears.

Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR Loans under the Revolving Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee not to exceed a rate per annum to be agreed upon on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

B-I-2

CONFIDENTIAL	EXHIBIT C

Summary of Additional Conditions Precedent

All capitalized terms used herein but not defined herein shall have the meanings provided in the Transaction Description relating to this Summary of Additional Conditions Precedent.

The initial borrowing under the Facilities shall be subject to the following additional conditions precedent

     1. Consummation of Acquisition. The Acquisition shall have been consummated or shall be consummated simultaneously with the closing under the Facilities in accordance with the Acquisition Agreement and all other related documentation (without amendment, modification or waiver thereof which is adverse in any material respect to the Lenders (as reasonably determined by the Lead Arranger) without the prior consent of the Lead Arranger). Immediately following the Acquisition, Acquiror and the Borrower shall have no outstanding indebtedness outstanding other than the Facilities, the Acquiror Notes, any Target Notes that have not been validly tendered pursuant to the Notes Offers, redeemed or defeased as contemplated hereby and those capital lease obligations outstanding as of June 30, 2004 and such other immaterial items of indebtedness as are reasonably acceptable to the Lenders. Sources and uses of funds shall be substantially as set forth in Exhibit A.

     2. Debt Repayment. Target shall have commenced the Target Notes Offers and (A) all outstanding Target 2008 Notes validly tendered pursuant to the Target 2008 Notes Offer shall have been accepted for payment and (B) either (x) not less than 50.1% of the outstanding Target 2013 Notes shall have been validly tendered pursuant to the Target 2013 Notes Offer and Target shall have accepted for payment all Target 2013 Notes validly tendered pursuant thereto and a supplemental indenture in form and substance reasonably satisfactory to CGMI reflecting the consent solicitation shall have been executed and delivered by the applicable trustee and Target or (y) simultaneously with the initial borrowing, sufficient funds shall have been deposited with the trustee under the indenture governing the Target 2013 Notes to satisfy the “covenant defeasance” provisions of such indenture as of such deposit. Simultaneously with the initial borrowing, sufficient funds shall be deposited with the trustee under the indenture governing the Target’s 4-1/2% Subordinated Notes due 2005 (the “Target 2005 Notes”) to effect a redemption thereof in accordance with its terms not later than 45 days following the Closing Date and an irrevocable notice of redemption for a redemption date not later than 45 days following the Closing Date shall have been given to the trustee thereunder and the holders of the Target 2005 Notes. All pay-off letters, UCC termination statements and other release documentation reasonably requested by the Lead Arranger to evidence the repayment of any other indebtedness of Acquiror and its subsidiaries and the Acquired Business shall have been received. Notwithstanding anything herein to the contrary, in no event will the successful consummation of the Target 2008 Notes Offer or a redemption or other repayment of the Target 2008 Notes be a condition to Citigroup’s commitment under the Commitment Letter or a condition precedent to the initial borrowing under the Credit Agreement.

     3. Financial Statements. The Lead Arranger shall have received, to the extent not previously available, unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of Acquiror and the Acquired Business for each fiscal quarter since the date of such audited financial statements within 45 days after such fiscal quarter has been completed.

     4. Pro Forma Financial Statements; Projections. The Lenders shall have received a pro forma consolidated balance sheet of Acquiror as of the Closing Date, after giving effect to the Transactions, together with a certificate of the chief financial officer of Acquiror to the effect that such statements accurately present the pro forma financial position of Acquiror and its subsidiaries in accordance with generally accepted accounting principles, and such balance sheets are not materially inconsistent with the forecasts previously provided to the Lenders. Acquiror shall have delivered its then most recent projections through the 2011 fiscal year, prepared on a quarterly basis through the end of 2006, which shall not be materially inconsistent with the projections provided to the Lead Arranger prior to the date of the Commitment Letter.

     5. Maximum Leverage Ratios. The Agent shall have received reasonably satisfactory evidence (including an officers’ certificate accompanied by satisfactory supporting schedules and other data) that the ratio of pro forma consolidated debt to pro forma EBITDA (to be defined to include adjustments required or permitted by Regulation S-X of the Securities Act of 1933, as amended, and such other adjustments as shall be reasonably acceptable to the Lead Arranger) of Acquiror and its subsidiaries calculated in a manner reasonably acceptable to the Agent and after giving effect to the Transactions for the trailing four quarters ended immediately prior to the Closing Date was not greater than 4.35:1.

     6. Litigation, Regulatory, Environmental and Employee Health and Safety. There shall be no litigation, administrative or regulatory proceeding that could reasonably be expected to have a material adverse effect on the financial condition, business or properties of Acquiror and its subsidiaries and the Acquired Business, taken as a whole (except, without limiting clause (c) of Section 1 of the Commitment Letter, to the extent of the information disclosed, whether through public filings or otherwise, to Citigroup prior to the date hereof), or on the ability of the parties to consummate the Acquisition or the other transactions contemplated hereby. The Lenders shall be reasonably satisfied that the amount and nature of any regulatory-based, environmental, employee, health and safety liabilities to which Acquiror, Borrower and their subsidiaries may be subject after giving effect to the Transactions (other than those liabilities of general applicability to persons in the business in which Acquiror and Target are engaged) would not have a material adverse effect on the business, assets, results of operations, or financial condition of Acquiror, its subsidiaries and the Acquired Business, taken as a whole.

     7. Solvency. The Lenders shall have received a solvency certificate from the Chief Financial Officer of Acquiror, in form and substance reasonably satisfactory to the Lead Arranger, together with such other evidence reasonably requested by the Lenders, confirming the solvency of Acquiror and its subsidiaries on a consolidated basis after giving effect to the Transactions.

     8. No Conflicts. The consummation of the Transactions shall not (a) violate any applicable law, statute, rule or regulation or (b) conflict with, or result in a default or event of default or an acceleration of any rights or benefits under, any material agreement of Acquiror, the Acquired Business or any of their respective subsidiaries, and the Agent shall have received one or more legal opinions to such effect, reasonably satisfactory to the Agent, from counsel to Acquiror reasonably satisfactory to the Agent.

     9. Consents. All requisite material governmental authorities and third parties shall have approved or consented to the Transactions to the extent required, all applicable appeal periods shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to materially restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby.

     10. Confidential Information Memorandum. The Lead Arranger shall have received, not later than 30 days prior to the Closing Date, the complete printed Confidential Information Memorandum relating to the Facilities suitable for use in a customary syndication of bank financing, with all financial statements (both audited and unaudited), information and projections relating to Acquiror, Acquisition Co., Borrower, the Acquired Business and their respective subsidiaries as deemed desirable to be included therein by the Lead Arranger. Acquiror shall have obtained, at least 30 days prior to the Closing Date, ratings from Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) for the Facilities.

     11. Miscellaneous Closing Conditions. Other customary closing conditions, including delivery of reasonably satisfactory legal opinions (including regulatory opinions) of Borrower’s counsel; other financial information to be agreed; accuracy of representations and warranties in all material respects (without duplicating materiality concepts); absence of defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the transactions contemplated hereby; evidence of authority; material compliance with applicable laws and regulations (including but not limited to ERISA, margin regulations and environmental laws); payment of fees and expenses; and reasonably satisfactory insurance.